January 31, 2014

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549-4628
Mail Stop 4628
Re:      Anadarko Petroleum Corporation (the “Company” or “Anadarko”)
            Form 10-K for Fiscal Year Ended December 31, 2012
            Filed February 19, 2013
            Supplemental Response dated December 18, 2013
            File No. 1-08968

Dear Mr. Schwall:

On January 10, 2014, the Company received the comments of the staff of the Division of Corporation Finance (“Staff”) of the U.S. Securities and Exchange Commission (“SEC”) regarding our Form 10-K for Fiscal Year Ended December 31, 2012 (“2012 Form 10-K”) and our response letter filed with the Staff on December 18, 2013. The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the 2012 Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2012
Notes to Consolidated Financial Statements
Note 12 - Derivative Instruments, page 109

1.
We note your response to comment 1 in our letter dated December 4, 2013. It does not appear that your response adequately explains why the measure of unrealized gains/losses on derivative instruments is an amount calculated in accordance with U.S. GAAP. Please

Mr. H. Roger Schwall
United States Securities and Exchange Commission
January 31, 2014

include reference to the relevant authoritative guidance specifically supporting the separate recognition and disclosure of realized and unrealized gains/losses on derivative instruments for which hedge accounting is not applied as part of your response. In this regard, we note that the guidance in FASB ASC paragraph 815-10-35-2 indicates that “the gain or loss on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings,” without differentiating between realized and unrealized amounts.
RESPONSE:    Please refer to the response to Staff comment 2 below.

2.
Your response to comment 1 in our letter dated December 4, 2013 states that unrealized gains/losses represent the change in fair value of derivative instruments outstanding at the end of the period compared to the fair value of derivative instruments outstanding at the beginning of the period. However, as your response also notes, the unrealized gain/loss includes the reversal of amounts recognized in income in prior periods, while the amount presented as realized gains/losses includes changes in fair value previously recognized in income in prior periods as unrealized gains/losses on derivatives. With reference to the relevant authoritative guidance, please tell us why it is appropriate to characterize items recognized as part of prior period net income as a component of current period net income.

RESPONSE:    We acknowledge the Staff’s comment and share the Staff’s interest in clear and transparent disclosures. We confirm that we recognize gains/losses on derivative instruments currently in earnings as required by FASB ASC 815-10-35-2 as we do not apply hedge accounting. We acknowledge that GAAP does not provide a definition of unrealized or realized gains or losses on derivatives and therefore it is possible that these terms are used inconsistently across companies. Therefore, in future filings we will modify our derivative footnote disclosures to reflect total gains (losses) on derivative instruments, net, without reference to unrealized or realized gains (losses) on derivatives. In addition, for purposes of presenting operating cash flows, we will modify our disclosure of adjustments to net income and will present an adjustment for total gains (losses) on derivative instruments, net and separately adjust for total net cash received or paid for the settlement of derivative instruments. As these changes do not result in different totals or amounts recorded in our consolidated financial statements, we will prospectively modify our disclosures beginning with the 2013 Form 10-K and will present all periods consistently.

3.
We note your response to comment 2 in our letter dated December 4, 2013. Given our continuing concern about the support under U.S. GAAP for your separate presentation of realized and unrealized gains and losses, we continue to question why a presentation based on total net GAAP gain or loss and/or total net cash received or paid would not be preferable to the disclosure currently provided.

RESPONSE:    Please refer to the response to Staff comment 2 above.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
January 31, 2014

* * * * *

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-7021 or by facsimile at (832) 636-7008.

Very truly yours,

/s/ Robert G. Gwin

cc:       Eric D. Mullins, Chairperson, Audit Committee
            Mark L. Zajac, KPMG LLP
            D. Alan Beck, Jr., Vinson & Elkins L.L.P.
            Ethan Horowitz, Accounting Branch Chief, U.S. Securities and Exchange Commission